Via Facsimile and U.S. Mail
Mail Stop 4720

March 26, 2010

Mr. Chris J. Stern
Chief Executive Officer
Oxygen Biotherapeutics, Inc.
2530 Meridian Parkway, Suite 3084
Durham, North Carolina 27713

Re: Oxygen Biotherapeutics, Inc.
**   Form 10-K for the Fiscal Year Ended April 30, 2009**
**   File No. 002-31909**

Dear Mr. Stern:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Gus Rodriguez
                                        Accounting Branch Chief